EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
Parent
The Community Financial Corporation

State of Subsidiary	Percentage Owned	Incorporation

Community Bank of the Chesapeake	100%	Maryland

Tri-County Capital Trust I	100%	Delaware

Tri-County Capital Trust II	100%	Delaware

Subsidiaries of Community Bank of Tri-County

Community Mortgage Corporation of Tri-County	100%	Maryland